UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

OCULUS VISIONTECH INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67575Y 109
(CUSIP Number)

Mr. Rowland Perkins
c/o Suite 507 – 837 West Hastings Street

Vancouver, British Columbia, Canada, V6C 3N6

(604) 685-1017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.     ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

————————————————

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67575Y 109	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rowland Perkins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY	7.	SOLE VOTING POWER 8,600,000
OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER --
	9.	SOLE DISPOSITIVE POWER 8,600,000
	10.	SHARED DISPOSITIVE POWER --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.83% (1)
14.	TYPE OF REPORTING PERSON IN
(1)

Calculated based on 67,022,568 issued and outstanding shares of the Issuer’s Common Stock after the closing of the Issuer’s non-brokered private placement on June 19, 2019, as provided to the Reporting Person by the Issuer.

CUSIP No. 67575Y 109	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

(a)

The class of equity securities to which this statement relates is the common stock (“Common Stock”) of Oculus VisionTech Inc., a Wyoming corporation (formerly, USA Video Interactive Corp., the “Issuer”)

	(b)	The principal executive offices of the Issuer are located at Suite 507 – 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6.

Item 2.	Identity and Background.

(a)

This statement is being filed by Rowland Perkins. The foregoing person is hereinafter sometimes referred to as the “Reporting Person”.  Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

	(b)	The business address of Mr. Perkins is c/o Oculus VisionTech Inc., Suite 507 – 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6.

	(c)	Mr. Perkins is the President, Chief Executive Officer and a director of the Issuer. In addition, Mr. Perkins is a director of several publicly traded companies.

	(d)	Mr. Perkins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Perkins has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Mr. Perkins is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 19, 2019, Mr. Perkins purchased an aggregate of 3,000,000 shares of Common Stock at a price of Cdn$0.075 per share for a net investment cost of US$168,628 (based on the Bank of Canada noon rate of exchange reported on June 19, 2019, which was Cdn$1.3343 = US$1.00). The securities were purchased by Mr. Perkins in connection with a non-brokered private placement (the “Private Placement”) by the Issuer of in aggregate 21,450,000 shares of Common Stock. The acquisition of the shares was effected pursuant to a subscription agreement between Mr. Perkins and the Issuer dated June 19, 2019.

The source of the funds used by Mr. Perkins to acquire the securities described herein was his personal investment funds.

No part of the purchase price was borrowed by the Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP No. 67575Y 109	13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

Mr. Perkins purchased the shares of Common Stock for investment purposes.

Mr. Perkins is the President, Chief Executive Officer and a director of the Issuer; however, except as otherwise described in this statement, the Reporting Person does not have any present plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

	(a)	Mr. Perkins is the beneficial owner of 8,600,000 shares of Common Stock, representing 12.83% of the Issuer’s issued and outstanding Common Stock as of June 19, 2019.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

	(c)	Except as disclosed herein, the Reporting Person has not effected any other transactions in the securities of the Issuer during the past 60 days.

	(d)	Not Applicable.

	(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect of Securities of the Issuer.

The information set forth under Item 3 above is hereby incorporated by reference to this Item 6.

The information contained in Exhibit 1 in Item 7 below is hereby incorporated by reference to this Item 6.

Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Form of Subscription Agreement entered into between the Issuer and certain investors under the Private Placement on June 19, 2019.

CUSIP No. 67575Y 109	13D	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2019

By:	/s/ Rowland Perkins
Rowland Perkins

CUSIP No. 67575Y 109	13D	Page 6 of 6 Pages

EXHIBIT INDEX

Exhibit No.	Description
1.	Form of Subscription Agreement entered into between the Issuer and certain investors under the Private Placement on June 19, 2019.